Consent of Independent Auditors

The Plans Administration Committee
Citigroup Inc.:

We consent to the incorporation by reference in the Registration Statements (No. 33-32130, 33-43997, 33-52027, 33-59524 and 333-25603) on Forms S-8 of Citigroup
Inc. of our report dated June 23, 1999 relating to the statements of net assets available for plan benefits of Travelers Group 401(k) Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits, for the years then ended, and the related supplemental schedules of assets held for investment purposes at December 31, 1998 and schedule of reportable transactions for the year ended December 31, 1998, which report appears in the December 31, 1998 Annual Report on Form 10-K/A-1 of Citigroup Inc.


                                                                 KPMG LLP

New York, New York
June 28, 1999